Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Results of the Annual General Meeting

Held on Thursday 8 November 2018

Sydney, Australia, 8 November 2018:  In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), Benitec Biopharma Limited (“Benitec” or the “Company”) (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) advises details of the resolutions and the proxies received in respect of each resolution on the agenda of today’s Annual General Meeting.

Remuneration Report
The instructions given to validly appointed proxies in respect of the resolution were as follows:
For	Against	Abstain	Proxy's discretion
61,981,285	7,131,043	609,923	3,137,735
The motion was carried as an ordinary resolution on a show of hands.

Re-election of director – Mr J Kevin Buchi
The instructions given to validly appointed proxies in respect of the resolution were as follows:
For	Against	Abstain	Proxy's discretion
68,557,168	1,008,686	1,589,607	3,242,735
The motion was carried as an ordinary resolution on a show of hands.

Approval of 10% placement capacity
The instructions given to validly appointed proxies in respect of the resolution were as follows:
For	Against	Abstain	Proxy's discretion
63,987,725	6,997,448	175,288	3,237,735
The motion was carried as a special resolution on a show of hands.

Re-approval of option plan
The instructions given to validly appointed proxies in respect of the resolution were as follows:
For	Against	Abstain	Proxy's discretion
60,896,137	8,340,492	490,704	3,132,653
The motion was carried as an ordinary resolution on a show of hands.
Approval to issue options to Dr Jerel Banks
The instructions given to validly appointed proxies in respect of the resolution were as follows:
For	Against	Abstain	Proxy's discretion
61,162,363	8,311,693	255,527	3,130,403
The motion was carried as an ordinary resolution on a show of hands.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

United States Investor Relations Jay Morakis President & CEO M Group Strategic Communications Tel: +1 646 417 8514 Email: jmorakis@mgroupsc.com	Australia Investor Relations Megan Boston Executive Director Benitec Biopharma Limited Tel: +61 400 195 388 Email: mboston@benitec.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi,  with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), squamous cell carcinoma of the head & neck (SCCHN), ophthalmolgic disorders such as wet age-related macular degeneration (AMD), and chronic hepatitis B. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain, cancer immunotherapy and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com